USA Video Interactive Corporation

(NASDAQ OTCBB:  USVO.OB $0.04)

8 West Main Street, Niantic CT 06352

Tel: (860) 739-8030        Fax: (860) 739-8070

        April 21, 2009

Ta Tanisha Meadows

Staff Accountant

Division of corporation Finance

Securities and Exchange Commission

100 F. Northeast Street

Washington, D.C.  20549

RE: USA Video Interactive Corp.

Item 4.01 Form 8-K

Filed April 1, 2009

File No. 0-29651

Dear Ms. Meadows,

This letter is in response to the staff’s letter dated April 1, 2009 to USA Video Interactive Corp.

ITEM 4.01 Form 8-K Filed April 1, 2009

Response 1:

The date on the cover page has been revised to March 25, 2009, the date of the earliest event reported.

Response 2:

The disclosure in the first paragraph has been revised to indicate the dismissal of GLO CPAs, LLP.

Response 3:

The 8-K filed on April 1, 2009 reflects includes only the most recent year, December 31, 2007 and the subsequent interim period through September 30, 2008 during which there were no disagreements with GLO CPAs, LLP.   The auditors of record for the year ended December 31, 2006 were GOLDSTEIN GOLUB KESSLER LLP.    The Form 8-K  related to this change in certifying accountants was file on January 8, 2008.   The disclosure has been revised to reflect that there were no disagreements with either certifying accountant.

Response 4:

The 8-K filed on April 1, 2009 existing states that The audit report of GLO CPAs LLP on the Registrant’s financial  statements for either of the past two years did not contain contain an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles; except as described.  We believe that the disclosure made meets the requirements of paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

Response 5:

The disclosure in the sevenths paragraph has been revised to indicate that the appointment of John A. Braden & Company, P.C. was approved by the audit committee of the board of directors.

Response 6:

The Company acknowledges that it is required to file an updated letter from the former accounting stating whether the firm agrees with the statements made in the attached amended 8-K within two business days of its receipt or 10 business days after filing the attached amendment.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the above-referenced Exchange Act Filing.  The SEC Staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the staff has any further comments or question, please feel free to contact the undersigned at our offices.

Yours truly,

/s/Edwin Molina

Edwin Molina, President

Attachments:

Revised Form 8-K Changes in Registrants’ Certifying Accountant